SILICON VALLEY OFFICE ● 1755 EMBARCADERO ROAD ● PALO ALTO, CALIFORNIA 94303

TELEPHONE: +1.650.739.3939 ● FACSIMILE: +1.650.739.3900

September 10, 2018

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Amy	Geddes and Lyn Shenk

Office of Transportation and Leisure

Re:	Guangshen Railway Company Limited
Form 20-F for the Year Ended December 31, 2017
Filed April 26, 2018
File No. 001-14362

Dear Ms. Geddes and Mr. Shenk:

This letter is being submitted on behalf of Guangshen Railway Company Limited (the “Company”) in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in the letter dated June 26, 2018 regarding the Company’s annual report on Form 20-F for the year ended December 31, 2017 (the “2017 20-F”).

The numbered paragraphs below correspond to certain numbered comments in the Staff’s letter dated June 26, 2018. The Staff’s comments are presented in bold.

Form 20-F for Fiscal Year Ended December 31, 2017

Note 6 - Fixed Assets, page F-42

1.

We note your disclosure here that at 31 December 2017, the ownership certificates of certain buildings with a carrying value of approximately RMB1,858,288,000 (2016: RMB1,819,505,000) had not been obtained. We also note that after consultation made with your legal counsel, the directors consider that there is no legal restriction to apply for and obtain the ownership certificates of such buildings and it should not lead to any significant adverse impact on your operations.

ALKHOBAR ● AMSTERDAM ● ATLANTA ● BEIJING ● BOSTON ● BRISBANE ● BRUSSELS ● CHICAGO ● CLEVELAND ● COLUMBUS ● DALLAS DETROIT ● DUBAI ● DÜSSELDORF ● FRANKFURT ● HONG KONG ● HOUSTON ● IRVINE ● LONDON ● LOS ANGELES ● MADRID ● MELBOURNE MEXICO CITY ● MIAMI ● MILAN ● MINNEAPOLIS ● MOSCOW ● MUNICH ● NEW YORK ● PARIS ● PERTH ● PITTSBURGH ● RIYADH ● SAN DIEGO ● SAN FRANCISCO ● SÃO PAULO ● SHANGHAI ● SILICON VALLEY ● SINGAPORE ● SYDNEY ● TAIPEI ● TOKYO ● WASHINGTON

Amy Geddes and Lyn Shenk

September 10, 2018

We also note your disclosure in note 8 that at 31 December 2017, land use right certificates of certain pieces of land with an aggregate carrying value of approximately RMB1,318,686,000 (2016: RMB936,304,000) had not been obtained.

If there is no legal restriction to apply for and obtain the ownership/right certificates, please tell us why you have not done so. Also tell us what risk, if any, exists by not obtaining the ownership/right certificates. Finally, please tell us whether you have applied for such certificates for these or other buildings/land use rights in the past and, if so, what the outcomes have been.

RESPONSE: As at December 31, 2017, the carrying amounts of land use rights were approximately RMB1,980,278,000, of which approximately RMB661,592,000 were evidenced by land use right certificates. The remaining part with an aggregate carrying value of approximately RMB1,318,686,000, for which land use rights certificates had not been obtained, can be broadly classified into the following types:

1)	Certain pieces of land associated with the operations of Guangshen Line IV, one of the railway lines operated by the Company, with a carrying value of approximately RMB1,257,000,000

Due to the fact that Guangshen Line IV spans across several cities, counties and villages in China, it is practically cumbersome and time consuming for the Company to coordinate and execute the procedures for acquiring the respective land use rights certificates with the local bureaus and authorities governing the title registration and transfer, and therefore the progress of acquiring the formal title certificates has been progressing slowly. However, such delay has not and is not expected to lead to any practical restrictions on the Company’s ability to operate its railways.

The Company has been actively communicating with the respective authorities and other corresponding local government bureaus in order to speed up the process, and the Company’s management expects that there will be substantial progress achieved through the end of 2018 and in 2019. The Company targets to complete the whole process of obtaining the certificates by early 2020, subject to the administrative processes of the relevant governmental land authorities.

2)

Due to asset acquisitions, and business and group restructuring enacted in prior years, the ownership certificates of certain pieces of land with an aggregate carrying value of approximately RMB62,000,000 have not yet been changed from the names of the respective original owners to the name of the Company

According to the terms and provisions of the relevant asset acquisition or restructuring agreements, and as confirmed by the Company’s legal counsel in China, the Company is already entitled to the rights to use such pieces of land upon the approval/registration of the underlying acquisitions or group restructurings by the respective government authorities. Therefore, the Company’s management believes that the Company does not have any practical risk of not completing the title transfer procedures. Given that the carrying amounts of these pieces of land are not material and the time and effort the Company’s management expects may be necessary to complete the administrative procedures leading to the title transfer, the Company has not been actively pursuing the transfer applications and other required procedures.

Amy Geddes and Lyn Shenk

September 10, 2018

As at December 31, 2017, the carrying amount of buildings (excluding the structures that do not require ownership certificates) was approximately RMB3,130,086,000, of which the Company had previously obtained the ownership certificates with an aggregate carrying value of approximately RMB1,271,798,000. The remaining portion, with an aggregate carrying value of approximately RMB1,858,288,000, for which the Company had not yet obtained certificates, can be classified as below:

1)

Certificates for buildings under application procedures with an aggregate carrying value of approximately RMB354,000,000. The Company commenced such application procedures with the respective authorities in China by the end of 2017, and the Company’s management expects that these procedures would be completed within a short period of time. As confirmed by the Company’s legal counsel in China, there are no material legal restrictions to obtain such ownership certificates.

2)

Certain buildings associated with the Guangshen Line IV with a carrying value of approximately RMB439,000,000. As advised by the Company’s legal counsel in China, according to relevant laws and regulations in China, the land use right certificates of the land on which these buildings are located must be obtained before the Company can start the application for the respective housing ownership certificates. As a result, the Company will start to apply for the ownership certificates of these buildings after they have completed the procedures to obtain the land use right certificates. Based on the advice of the Company’s legal counsel in China, the Company’s management does not expect any material legal restrictions on the Company’s ability to obtain such ownership certificates, nor will there be any significant adverse impact on the Company’s normal operations before the Company obtains such certificates.

3)

Certain buildings attached to pieces of land with an aggregate carrying value of approximately RMB774,000,000. Such land is held by lease under certain operating lease arrangements, mainly enacted with the Company’s major shareholder, Guangzhou Railway (Group) Company (“CRGC”), as described in Note 36(b) of the Company’s 2017 20-F (see page F-71 thereof). Because the Company does not have the underlying land use right certificates, the Company cannot apply for the respective ownership certificates of the buildings constructed on such land. According to the terms of relevant asset acquisition agreements, dated November 15, 2004, by and between the Company and Guangdong Yangcheng Railway Industrial Co., Ltd (f/k/a Guangzhou Railway Group Yangcheng Railway Company, a wholly owned subsidiary of CRGC), the Land Lease Agreement, dated November 15, 2004, by and between the Company and CRGC, and the communications with CRGC, the Company possesses the right to use and/or own such buildings even without the relevant certificates.

Amy Geddes and Lyn Shenk

September 10, 2018

4)

Structures and ancillary facilities constructed on buildings the Company owns, or temporary work stations built along the railways of the Company’s rail lines for the purpose of maintaining the safe operation of railways, with an aggregate carrying value of approximately RMB291,000,000. The Company’s management considers that these fixed assets are small in scale and of low value individually, and they do not currently believe it is advisable to expend the time and effort necessary to process the related ownership certificate application.

Up to the date hereof, the Company has not been notified by any third parties, government authorities or CRGC regarding disputes over the use of the buildings or land mentioned above. In addition, the Company has also not entered into any legal proceedings with any parties with respect to the titles of these assets. Therefore, the Company’s management believes that there is low risk of not being able to continue to use these buildings or land in the normal course of business.

In response to the comments made by the Staff, the Company would undertake to disclose the different categories of these assets in more detail and clarify their respective conditions in its annual report on Form 20-F for the fiscal year ending December 31, 2018.

Notes to the financial statements

Note 18 – Trade Receivables, page F-56

2.

We note your disclosure that at 31 December 2017, trade receivables of approximately RMB1,343,182,000 (2016: RMB847,085,000) were past due but not impaired. Based on the aging table provided, these receivables relate to transportation provided one to four years ago and the past due amounts have increased since 2016. You state there “had” been continuous businesses transactions carried out with these customers and there “was” continuous repayment made and no history of default. Please clarify this statement for us to explain whether these customers continue to pay these past due amounts and tell us how much of the 31 December 2017 past due balance has been collected to date.

Amy Geddes and Lyn Shenk

September 10, 2018

RESPONSE: The receivable balances (approximately 96%), which were past due but not impaired at the end of 2017, are mainly related to balances due from four railway companies that operate, together with the Company, part of the national railway network under regulations and policies set by the China Railway Corporation, the governing railway industry body in China. During the year ended December 31, 2017, the total transactions enacted between such companies and the Company amounted to RMB866,000,000, and the collection of the overdue receivables was about RMB304,000,000 in aggregate. All four companies have been and are still making progress in repaying the past due receivables. From January 1, 2018 to September 4, 2018, the aggregate repayments of amounts owing from these companies to the Company were approximately RMB393,000,000.

Please also tell us how you determined your impairment provision and why you believe it to be sufficient given the significant past due amounts. In this regard, we note your accounting policy for trade receivables in critical accounting policies and estimates on page 40 states a provision for impairment of receivables is established when, among other reasons, there is a “delinquency in interest or principal payments.” Please tell us how your provision complies with this accounting policy.

RESPONSE: According to the credit control and assessment policies set up by the Company, it regularly confirms the receivable balances due from all debtors on an individual basis, and performs continuous credit assessment on whether there is objective evidence that the receivables are impaired. Evidence of impairment may include indications that the debtors, or a group of debtors, are experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy, and where observable data indicates that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults. Based on such estimates, an appropriate allowance for impairment is established. When a receivable is confirmed to be uncollectible, it is written off against the related allowances for its impairment in order to ensure the accuracy of the impairment allowance maintained and the recoverability of the receivables.

These debtors have confirmed the balances due to the Company and the fact that they are repayable on demand. They have also been maintaining continuous business relationships with the Company (the Company’s senior managers have been paying periodic visits to these debtors to understand their state of operations, ensure that they are in agreement with the amounts owed, and obtain the commitments from them to continue to repay the Company) and they have been making continuous repayments of the amounts due to the Company. Therefore, the Company’s management believes that these companies have no intent, and have displayed no such behavior indicating an intent, to default on paying interest or principal payments.

Amy Geddes and Lyn Shenk

September 10, 2018

In addition, the Company’s management has also taken into account the following conditions to conclude that there is no need to make an impairment provision for such receivables:

•

These companies are all members of the national railway network in China and operate in Guangdong Province, which has the largest GDP in the country. The region’s well-developed economic environment is expected to provide such companies with stable sales channels and revenue sources.

•

The Company’s management has performed an analysis on the business conditions and cash flows of these companies and found that the volume of the passenger and freight traffic has been gradually increasing since the implementation of their earlier measures to cultivate the market, leading to continuous growth and improvement of their revenues and cash flows. In addition, the amount of their repayment increases every year. Considering the strategic position of the railways operated by these debtors in the continuous development of the national railway system in China, the nationally mandated Belt and Road Initiatives, and the strong background of the shareholders of these debtors, the Company’s management believes that the impairment risk of these receivables is relatively low.

•

In fact, as stated above, from January 1, 2018 to September 4, 2018, the above companies have repaid approximately RMB393,000,000 in total, which is a significant improvement from the annual repayment made of approximately RMB304,000,000 in 2017.

Apart from the above-stated significant balances, the total receivables which are past due but not impaired for over one year were about RMB42,580,000 (mainly overdue for one to two years). The balance of each individual debtor’s account is small, the Company has been maintaining continuous business transactions with the debtors and there have been no signs of default in repayment. As such, the Company’s management believes that the likelihood of bad debt losses is relatively low.

In view of the above, the Company’s management believes that the bad debt provision made for trade receivables as at December 31, 2017 complies with its established policy and the provision had been appropriately maintained.

Finally, tell us why you believe it is appropriate to classify such amounts as current assets on your balance sheet.

RESPONSE: According to disclosure in Note 2.17 of the 2017 financial statements contained in the 2017 20-F, if collection of trade receivables is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets.

Amy Geddes and Lyn Shenk

September 10, 2018

According to the terms of service agreements signed by the Company with these debtors and the written confirmatory replies received from them, the Company has the right, which has been confirmed by the respective debtors, to request the debtors to repay the amount owing to the Company on demand at any time. Even though the trade receivables of approximately RMB1,343,182,000 were already past due at December 31, 2017, the Company’s management still expects that they can enforce their rights to demand that such receivables be fully repaid within one year, based on consideration of the strong background of these companies’ shareholders and the continuous improvement of the business performance of such companies. Therefore, the balance had been classified as the Company’s current asset as at December 31, 2017.

Nevertheless, the Company will continue to monitor, on an on-going basis, the business activities and collection status of each of these companies and adjust the classification of these balances as current or non-current in the Company’s future financial statements as appropriate.

*  *  *  *

Should you have any questions about the responses contained herein, please contact me at (650) 687-4190 (office) or (650) 391-3709 (cell) or by email at aseem@jonesday.com.

Sincerely yours,

/s/ Alan Seem
Alan Seem

Enclosures

Cc:	Guo Xiang Dong, Deputy General Manager and Company Secretary, Guangshen Railway Company Limited